

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2015

Robert G. Watson, Jr.
Chief Executive Officer
EnerJex Resources, Inc.
4040 Broadway
Suite 508
San Antonio, TX 78209

> **Re:** **EnerJex Resources, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 18, 2015**
> **File No. 333-205069**

Dear Mr. Watson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed June 18, 2015

Prospectus Cover Page

1.   In the first sentence, you state that you are offering an unspecified number of shares "directly to select accredited investors." The next sentence suggests that the price of this direct offering has not been set. In the "Plan of Distribution" section at page 30, you state: "We negotiated the offering price for the shares in this offering with prospective investors," and you refer to the document as "this prospectus supplement." Please tell us, and revise your disclosure as appropriate, the extent to which any of the referenced "direct" sales were started or completed prior to your filing this registration statement. Also revise the prospectus to specify the number of shares you intend to offer "directly"

and to disclose the price (or the pricing methodology) for those shares. See Item 501(b)(3) of Regulation S-K; see also Instruction 2 to Item 501(b)(3).

2.   With regard to the resale portion of your offering, provide all the required price and share information that Item 501(b)(2) and (b)(3) of Regulation S-K requires.

3.   Please identify your placement agents with your next amendment. That information will be necessary for us to process your filing. In addition, please file the placement agency agreement as an exhibit.

4.   Please clarify here, and wherever else appropriate, that your common stock is listed on the <u>NYSE</u> <u>MKT</u>, not the NYSE, under the symbol "ENRJ."

<u>Plan of Distribution</u>

<u>Additional Information, page 31</u>

5.   We note your disclosure suggesting that underwriters and agents, including your placement agents, "may be deemed to be underwriters." Please revise your disclosure on page 32 to clarify that they are underwriters within the meaning of Section 2(a)(11) of the Securities Act or provide us an analysis explaining why this is not necessary.

<u>Exhibits</u>

6.   Please file as an exhibit the legality opinion that Item 601(b)(5) of Regulation S-K requires, as we also noted in a comment relating to the Form S-1 registration statement you filed on September 25, 2014. Refer to Item 16(a) of Form S-1.

7.   We refer you to the consent you filed as exhibit 23.1. Please obtain and file an updated consent from L.L. Bradford & Company, LLC that does not cover financial statement dates after the date of the audit report, March 28, 2014.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director

cc: Mr. Fernando Velez, Jr., Esq.